Exhibit 11

Computations of Earnings Per Common Share

	1998						1999

	Three Months Ended			Six Months Ended			Three Months Ended
	June 30,			June 30,			June 30,

	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount

	(In thousands, except per share data)						(In thousands, except per
							share data)
Basic EPS

Net income (loss) available to common shareholders:

Continuing operations	$(832)	15,480		$(101)	15,350		$(3,167)	15,702

Discontinued operations	(1,364)			(1,796)			—

Total	$(2,196)			$(1,897)			$(3,167)

Continuing operations			$(0.05)			$(0.00)			$(0.20)

Discontinued operations			(0.09)			(0.12)			—

Total			$(0.14)			$(0.12)			$(0.20)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1999

	Six Months Ended
	June 30,

	Net		Per Share
	Income	Shares	Amount

Basic EPS

Net income (loss) available to common shareholders:

Continuing operations	$(5,059)	15,671

Discontinued operations	—

Total	$(5,059)

Continuing operations			$(0.32)

Discontinued operations			—

Total			$(0.32)

Note: The Company’s subordinated debt, which is exchangeable into 2.8 million shares of the Company’s Class A Common Stock, was outstanding during the six months ended June 30, 1998 and 1999 respectively, but was not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive. Options to purchase 2.3 million shares of Class A Common Stock were outstanding during the six months ended June 30, 1999, but were not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive.

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